Oncolytics Biotech® and PrECOG Announce Collaboration for BRACELET-1 (PrE0113) Study in Metastatic Breast Cancer

Study seeks to confirm predictive and prognostic biomarkers demonstrating pelareorep can expand application of checkpoint inhibitors in HR+-metastatic breast cancer

SAN DIEGO, CA, CALGARY, AB, and PHILADELPHIA, PA, October 22, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, and PrECOG LLC, a leading cancer research network, today announced their collaboration in which PrECOG will run the BRACELET-1 (PrE0113) study. The principal investigator will be Kathy Miller, MD, Ballve-Lantero Professor of Oncology at Indiana University School of Medicine and Associate Director of Clinical Research at Indiana University Melvin and Bren Simon Cancer Center, and PrECOG member. The study will take place in 15 centers in the United States and will evaluate the ability of pelareorep to make tumors immunologically visible to checkpoint inhibitors.

“We’re very excited to be working with PrECOG on the BRACELET-1 study focused on hormone receptor-positive metastatic breast cancer patients, our target patient population,” said Rita Laeufle, Chief Medical Officer at Oncolytics Biotech. “Our goal in this study is to confirm our biomarker of T cell clonality in order to predictively and prognostically select patients for the phase three study, as well as to demonstrate that pelareorep sensitizes the tumor to immunotherapy and improves clinical outcomes. By creating an immunogenic tumor environment with pelareorep, we can potentially increase the efficacy of checkpoint blockade and treat more patients with this novel treatment combination. This important study, along with our ongoing AWARE-1 trial, will help determine the design of the phase three registrational program for pelareorep in metastatic breast cancer, which we expect may involve combination therapy with a checkpoint inhibitor.”

“We in PrECOG are excited to be investigating this novel approach to breast cancer treatment, and to bring cutting edge options to our patients,” said Peter O’ Dwyer, MD, Chief Executive Officer, PrECOG, and Co-Chair, ECOG-ACRIN Cancer Research Group. “Approaches to increase the activity of these immunologically active agents are a focus of our research and studies like this have the potential to be relevant to these mechanisms across many tumor types.”

PrECOG has multiple trials in the immuno-oncology space. "Immunotherapy remains in its infancy in the treatment of breast cancer. The potential for pelareorep to extend the benefits of immunotherapy to patients with hormone-sensitive disease could be a real advantage for patients,” said Dr. Miller.

The BRACELET-1 (PrE0113) study seeks to replicate a previous trial that supported an advantage in overall survival through the use of pelareorep in patients with hormone receptor-positive (HR+) metastatic breast cancer. It is being designed as a phase 2, three-arm, 48-patient open-label study for second-line treatment in these patients. The first arm will be paclitaxel alone, the second arm will be paclitaxel plus pelareorep, and the third arm will be paclitaxel plus pelareorep, plus the PD-L1 checkpoint inhibitor, avelumab.

The design is expected to be finalized in the coming weeks with input from Oncolytics’ co-development partners Pfizer and Merck KGaA. It will then go to the FDA for review. The study is anticipated to begin enrollment in Q1 2020.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About PrECOG
PrECOG, LLC is a cancer research group formed as a not-for-profit limited liability company in 2006 by the ECOG Research and Education Foundation, Inc. A central focus of PrECOG is to support the overall purpose of the ECOG-ACRIN Cancer Research Group. Its goal is to achieve research advances in all aspects of cancer care, reduce the burden of cancer, and improve the quality of life and survival in patients with cancer. PrECOG’s current portfolio includes exploratory phase 1 and 2 studies as well as phase 3 registration studies conducted in the US and the EU. For further information, please visit www.precogllc.org and www.ecog-acrin.org.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Oncolytics Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca	PrECOG Contact Diane Dragaud Director of Communications PrECOG and the ECOG-ACRIN Cancer Research Group 215-789-3631 ddragaud@precogllc.org
Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact for Oncolytics Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com